Mail Stop 0308
									December 10, 2004
Savoy Financial Group
6767 West Tropicana Avenue, Suite 207
Las Vegas, Nevada 89103

Re: Expert Systems, Inc.
       Form SB-2/A filed December 10, 2004
       File No.: 333-118799

To Whom It May Concern:

      We have the following comments on the above captioned filing.
Where indicated , we think you should revise your document in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus
Risk Factors

1.	The additional risk factor disclosure at page 8, while
apparently intended to be responsive to our comment, has been printed with errors in the heading both in the prospectus and in counsel`s letter. This heading, as it now appears, reads "If an interruption in the supply of our product occurs or the quality of our product is dimished (sic) because, our sales and profitability could suffer." Please revise in any future filing.

Financial Statements

Financial Statements - page 30

2.	Please apply the guidance in AU 561.06a of the AICPA
professional standards and the disclosure requirements of APB 20 paragraph 37 as it relates to your restatement for your audited and reviewed financial statements. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditor`s report.

3.	Please amend your filing and have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered Public Accounting Firm" as previously requested in our letter dated
October 29, 2004. Additionally, please have your auditors revise the wording of their consent to reflect the dual dating of their audit report for the years ended December 31, 2003 and 2002.

					General

	Please amend your filing in response to these comments. Provide a cover letter keying your responses to the comments, and supply any requested supplemental information. Please also supply supplementally three copies of the amendment marked to show changes. We may have further comments after reviewing you revised materials and your responses.

	Please direct questions on accounting matters to David
DiGiacomo, at (202) 942-
5493, or to James Allegretto, Senior Assistant Chief Accountant,
at
(202) 942-1885. Direct other questions to Albert Yarashus, at
(202)
942-1899, or to me, at (202) 942-1900.

								Sincerely,



								H. Christopher Owings
						                        Assistant
Director





















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